SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2664	TCRIDER@STBLAW.COM

January 18, 2006

Re:	Telesp Celular Participações S.A.;

Registration Statement on Form F-4 (File No. 333-130410),

Filed December 16, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Paul M. Dudek, International Corporate Finance

Nicholas P. Panos, Mergers & Acquisitions

Ladies and Gentlemen:

We are writing on behalf of our client, Telesp Celular Participações S.A. (“TCP”), a Brazilian corporation, in response to your oral comment regarding the above-named registration statement (the “Registration Statement”). You have asked TCP to explain why the mergers described in the Registration Statement should not be considered a going private transaction pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our client believes that the exception set forth in paragraph (g)(2) of Rule 13e-3 is available in connection with the mergers for the reasons set forth in this letter. First, our client believes that the preferred shares of TCP and American Depositary Shares (“ADSs”) representing preferred shares of TCP to be received by certain shareholders in connection with the mergers described below are the substantial economic equivalent of a class of common stock for purposes of paragraph (g)(2)(i) of Rule 13e-3. Second, our client believes that the preferred shares of TCP and ADSs representing preferred shares of TCP offer substantially the same rights as the preferred shares and ADSs representing preferred shares of the target companies in the transaction for purposes of paragraph (g)(2)(i). We explain our client’s position in more detail below.

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Background

The companies involved in this transaction are the following:

•	TCP, the issuer of the securities to be received in the mergers;

•	Tele Centro Oeste Celular Participações S.A. (“TCO”), a subsidiary of TCP;

•	Tele Leste Celular Participações S.A. (“TLE”);

•	Tele Sudeste Celular Participações S.A. (“TSD”); and

•	Celular CRT Participações S.A. (“Celular CRT”).

All the companies are organized under the laws of the Federative Republic of Brazil (“Brazil”), and all the companies are under common control by Brasilcel N.V., a 50/50 joint venture between Telefónica Móviles S.A. of Spain and Portugal Telecom. The companies operate under the “VIVO” brand, providing cellular telecommunications services in their respective authorized areas in Brazil, and companies have substantially the same management and board of directors. All the companies except Celular CRT have registered their preferred shares and ADSs representing preferred shares under the Exchange Act, and ADSs representing preferred shares of each company other than Celular CRT are listed on the New York Stock Exchange (“NYSE”). The common shares and preferred shares of each company are listed on the São Paulo Stock Exchange.

TCP has proposed (1) a merger of shares (incorporação de ações) under Brazilian law of TCO under which TCO will become a wholly owned subsidiary of TCP and (2) mergers of companies (incorporações de empresas) under Brazilian law of TLE, TSD and Celular CRT with TCP under which TCP will be the surviving company and TLE, TSD and Celular CRT will cease to exist. In each case, holders of common shares or preferred shares, or (where applicable) ADSs, of TCO, TLE, TSD and Celular CRT will receive common shares or preferred shares, or ADSs, respectively, of TCP upon approval of the merger by the requisite percentage of the voting shareholders of TCP, on one hand, and of TCO, TLE, TSD and Celular CRT, as the case may be, on the other hand. The securities to be issued by TCP to U.S. residents pursuant to the mergers will be registered on Form F-4 under the Securities Act of 1933.

Applicability of Rule 13e-3

The proposed transaction would appear to be a “Rule 13e-3 transaction” as defined in Rule 13e-3(a) because (1) TCP, which is an affiliate of each of the target companies (all of which are under common control), will purchase the equity securities of those companies pursuant to the mergers, (2) the preferred shares and ADSs of TCO, TLE and TSD will be held of record by fewer than 300 persons after the mergers1 and (3) the ADSs of TCO, TLE and TSD

[1]

The common shares of each of these companies will also be held by fewer than 300 persons, but those common shares are not subject to Section 12(g) or Section 15(d) of the Exchange Act and therefore are not subject to Rule 13e-3.

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will cease to be listed on the NYSE. Celular CRT is not subject to Section 12(g) or Section 15(d) of the Exchange Act and does not have equity securities listed on a U.S. national securities exchange or quoted on an inter-dealer quotation system of a U.S. registered national securities association. The proposed transaction is therefore not a “Rule 13e-3 transaction” with respect to Celular CRT.

Exemption Under Paragraph (g)(2)

Rule 13e-3(g)(2) contains an exception from the rules governing going private transactions for transactions in which the security holders are offered or receive only an equity security; provided that:

•	the “equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock”;

•	the equity security is registered under Section 12 of the Exchange Act or reports are required to be filed by the issuer pursuant to Section 15(d) of the Exchange Act; and

•	if the security which is the subject of the Rule 13e-3 transaction was listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Discussion

In the mergers, holders of preferred shares and ADSs of each of TCO, TLE and TSD will receive preferred shares and ADSs, respectively, of TCP. These preferred shares and ADSs of TCP will be registered under Section 12 of the Exchange Act, and, in the case of the ADSs, will be listed on the NYSE. The second and third conditions to the exception described above will therefore be satisfied.

With respect to the first condition, TCP believes that the preferred shares of TCP to be received by preferred shareholders of TCO, TLE and TSD should be considered “common stock” for purposes of Rule 13e-3(g)(2) for the reasons set forth below.

Background to the 13e-3(g)(2) Exception

TCP understands that the exception contained in paragraph (g)(2) was not contained in Rule 13e-3 as originally proposed by the Commission but was added in response to comments that certain types of transactions “do not involve the potential for abuse and overreaching associated with the normal going private transaction.”2 These transactions included

[2]	Release No. 33-6100, 34-16075 (Aug. 2, 1979), 1979 SEC LEXIS 969, at *7.

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“mergers with and exchange offers by affiliates in which unaffiliated security holders would receive common stock of the surviving entity.”3 The Commission agreed, making available the (g)(2) exception where security holders are offered “an equity security which is either common stock or has essentially the same attributes as the equity security which is the subject of the Rule 13e-3 transaction.” The Commission stated that it “believe[d] that such transactions are also outside the purpose of Rule 13e-3 since all holders of that class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.”4

Rule 13e-3 itself does not provide a definition of “common stock.” Rule 12b-2 under the Exchange Act and Rule 405 under the Securities Act define “common equity” as “any class of common stock or an equivalent interest, including but not limited to a unit of beneficial interest in a trust or a limited partnership interest.”

Securities Offering Reform Release

In another context, the Commission has been willing to view certain participating preferred stock of foreign issuers as equivalent to common equity. In the Securities Offering Reform Release (Release No. 33-8591) (July 19, 2005) the Commission indicated that, for purposes of calculating the public float of a non-U.S. issuer to determine eligibility as a well-known seasoned issuer and eligibility to use Form S-3 or F-3, “we interpret ‘common equity’ as defined in Securities Act Rule 405 as including a class of participating voting or non-voting preferred stock of a foreign issuer where the issuance of the preferred stock results from requirements of the applicable foreign jurisdiction or market and where the class of preferred stock has liquidation or dividend preferences and other terms that cause it to be the substantial economic equivalent of a class of common stock.”5 This issue was raised in comment letters to the Commission in connection with the Securities Offering Reform Release.6

Primary Publicly Traded Equity Security

It is a feature of the Brazilian market that non-voting preferred shares (ações preferenciais), without par value, like those of TCP, are often the primary publicly traded equity security. Historically, Brazilian public companies have often raised capital by issuing non-voting preferred shares to the public while the controlling shareholders retain a majority of the voting common shares (ações ordinárias). It is also customary for listed ADSs of Brazilian companies to represent non-voting preferred shares rather than common shares.

The preferred shares of TCP and the other companies involved in the mergers closely follow this market custom. Annex A sets forth the number of common shares and

[3]	Id. at *8.

[4]	Id. at *16-17.

[5]	Section II.A.1.a.

[6]	See Letter of Cleary Gottlieb Steen & Hamilton LLP, dated Jan. 31, 2005; Letter of Shearman & Sterling LLP, dated Mar. 22, 2005.

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preferred shares (including preferred shares underlying ADSs, where applicable) of each of these companies. In each case, the public float of the preferred shares is greater than the public float of the common shares.

Substantial Economic Equivalent of Common Stock

In addition to its greater liquidity, our client believes that the terms of TCP’s preferred stock cause it to be the substantial economic equivalent of a class of common stock. We discuss those terms briefly below.

No fixed dividend. Holders of preferred shares of TCP and the other companies involved in the mergers do not have the right to receive a fixed amount of dividends.7 Rather, the preferred shares of the companies involved in the mergers participate like the common stock in the distribution of profits and have a modest preference that we understand was intended to compensate for the non-voting nature of the preferred shares.

The bylaws of TCP and the other companies involved in the proposed mergers provide a preference to preferred shareholders in the payment of dividends, in each case in accordance with one of the specific criteria permitted for listed preferred shares under Brazilian corporate law. TCP and the other companies pay this preference payment out of the mandatory minimum dividends required to be paid to their shareholders under their bylaws in accordance with Brazilian law.8

•	TCP and TCO. Preferred shareholders of TCP and TCO have a preference in the payment of any minimum dividends equal to the greater of (1) 6% of subscribed capital divided by the total number of shares of the company or (2) 3% of shareholders’ equity divided by the total number of shares of the company. If the mandatory minimum dividend amount exceeds this preference amount, then common shareholders are paid an amount equal to that received by the preferred shareholders, and any remaining amounts are shared pro rata among common shareholders and preferred shareholders.

•	TLE. Preferred shareholders of TLE have the preference to receive out of any mandatory minimum dividends an amount equal to the greater of (1) 6% of subscribed capital divided by the total number of shares of the company or (2) 10% more than the dividends the common shareholders receive. If the amount determined pursuant to clause (1) is greater but the mandatory minimum dividend amount exceeds this amount, then common shareholders are paid from the remainder.

[7]	Brazilian corporate law does allow companies to issue preferred shares with fixed dividends, which would be more akin to preferred stock customary in the United States and would not be the substantial economic equivalent of common stock. However, none of the companies involved in the mergers has elected through its bylaws to issue preferred stock with fixed dividends, and this letter does not address such preferred stock.

[8]	Under Brazilian corporate law, a company must pay mandatory minimum dividends to all shareholders in the amount of 25% of adjusted net income, calculated in accordance with Brazilian corporate law.

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•	TSD. Preferred shareholders have the right to receive out of any mandatory minimum dividends 10% more than the dividends common shareholders receive.

In each case, the preferred shareholders, like the common shareholders, participate in the profits of the company. If the company does not have adjusted net income, calculated in accordance with Brazilian corporate law, then neither the preferred shares nor the common shares receive dividends. Due to net losses in those years, TCP did not pay dividends for the years 2001-2005, and TLE did not pay dividends for the years 2002-2005.

We understand that the effect of these distinctions for TCP and the other companies involved in the mergers is negligible in terms of the valuation of the shares. To the extent TCP has the necessary profits to pay dividends in future years, preferred shareholders and common shareholders could receive the same amount of dividends, depending on the value of TCP’s subscribed capital and shareholders’ equity. We have been advised that the differences in dividend preferences do not have a significant effect on the valuation of preferred shares, which tends to correspond to the value of the common shares, often with a modest premium if the liquidity is greater. In fact, TCP believes that the benefit of enhanced liquidity that will be achieved by the mergers outweighs any incidental change in the method of calculation of the dividend preferences under Brazilian law.9

No fixed liquidation value. The preferred shares of TCP and the other companies involved in the mergers do not have fixed liquidation values, as would be customary for preferred stock of U.S. companies. Rather, Brazilian preferred shares have priority over the common shares in the “reimbursement of capital” in the event of a bankruptcy or dissolution of the company. In the event of a bankruptcy or dissolution, the judicial administrator or liquidator would use the company’s assets to pay off the company’s liabilities. Remaining assets would be paid to shareholders based on a criterion that would be selected to determine the value per share, and preferred shareholders would receive their payments before common shareholders. Absent any specific provisions in the bylaws of the company regarding the criterion to be used,10 the exact criterion appears to be an area of some uncertainty in Brazilian law, but TCP understands that the criterion chosen would likely be shareholders’ equity per share or, as an alternative, shareholders’ equity at market value per share (which would be based on estimates of the market values of balance sheet items). In any event, the amount to be received by a preferred

[9]	Although it is not relevant to the analysis of the preferred shares of TCP and the other companies involved in the mergers, which are all controlled by investors with a stated commitment to a long-term presence in the Brazilian cellular telecommunications industry, we understand that in circumstances in which the market anticipates a possible change of control, the tag-along rights granted to minority common shares under the Brazilian corporate law can influence the valuation of those shares.

[10]

The bylaws of TCP and the other companies involved in the mergers do not specify the criterion to be used. Brazilian corporate law also permits a company to specify that its preferred shares will receive a premium in the reimbursement of capital, but the bylaws of TCP and the other companies do not contain such a provision.

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shareholder of TCP or the other companies would not be determined until the bankruptcy or liquidation process itself. Also, during a liquidation process, preferred shareholders would have voting rights equal to those of the common shares.

No redemption provisions or covenants. The preferred shares of TCP and the other companies involved in the mergers are not subject to mandatory redemption by the issuer or optional redemption by the holder, nor do the terms of the preferred shares include covenants of the issuer.11

Under Brazilian corporate law, common shareholders and preferred shareholders are entitled to appraisal rights upon the occurrence of certain events described in the applicable law. When appraisal rights are available to both common shareholders and preferred shareholders, both classes receive the same amounts per share based on shareholders’ equity.

Voting provisions. Brazilian preferred shares are generally non-voting shares. The preferred shares of TCP and the other companies involved in the mergers obtain full voting rights if mandatory minimum dividends have not been paid for three consecutive years. The preferred shareholders of TCP and TLE currently have full voting rights for this reason. Voting rights cease once a company again pays minimum dividends.

In addition, minority preferred shareholders holding more than 10% of an issuer’s capital stock in the aggregate may appoint one member of a company’s board of directors.12

The bylaws of TCP and the other companies also give the preferred shares the right to vote on related party transactions. In the case of TCP and TCO, preferred shareholders may vote on agreements with related parties that are on terms more onerous to the company than would be customary in the market. In the case of TLE and TSD, preferred shareholders may vote on long-term agreements with related parties generally, except when the contracts contain standard contract provisions (cláusulas uniformes). The bylaws of TCP and the other companies also give the preferred shares the right to vote on amendments to certain provisions to the bylaws (and this right applies to changes to the same provisions of the bylaws of TCP, TCO, TLE and TSD).

Substantially the Same Rights

Even if the Staff concludes that the preferred shares of TCP and the other companies involved in the mergers are not “common stock” for purposes of paragraph (g)(2) of Rule 13e-3, TCP believes that the exception set forth in paragraph (g)(2) of that rule remains available on the grounds that the preferred shares of TCP and the ADSs representing preferred shares of TCP offer substantially the same rights to holders of preferred shares and ADSs

[11]	Brazilian corporate law permits a company to redeem its own capital stock under circumstances that apply equally to TCP and the other companies involved in the mergers.

[12]	If the minority preferred shareholders do not, on their own, hold more than 10% of the issuer’s capital stock, they may aggregate their shares with those of the minority common shareholders to appoint a board member if all the minority shareholders together hold more than 10% of the issuer’s capital stock.

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representing preferred shares, respectively, of TLE and TSD. With respect to voting, dividend, redemption and liquidation rights, which are a particular focus of paragraph (g)(2)(i), the rights that attach to the preferred shares are described above under “—Substantial Economic Equivalent of Common Stock,” and these rights are the same for TCP, TLE and TSD, except for the differences with respect to the dividend preferences and voting on related party agreements described above and in the Registration Statement in the table set forth under the caption “Part Six: Shareholder Rights—General.” TCP believes that these shares are viewed by the market as the substantial economic equivalent of a class of common stock and that consequently the differences noted are not material to the preferred shares or their valuation and are more than offset by the benefits to the holders of preferred shares expected to be achieved by the transaction, including greater liquidity and valuation. In conclusion, TCP believes that the preferred shares of TCP and ADSs representing preferred shares of TCP represent substantially the same rights as the preferred shares of TLE and TSD and the ADSs representing preferred shares of those companies for purposes of paragraph (g)(2).

Proposed Language for the Registration Statement

TCP therefore proposes to insert the following text in the Registration Statement after the table set forth under the caption “Part Six: Shareholder Rights—General”:

TCP believes that the preferred shares of TCP offer substantially the same rights, including, but not limited to, voting, dividends, redemption and liquidation rights, as the preferred shares of the Targets for purposes of the exception to the rules governing going private transactions contained in paragraph (g)(2) of Rule 13e-3 under the Exchange Act. The terms of the preferred shares of TCP and the Targets with respect to redemption rights and liquidation rights are substantially identical, and TCP believes that the differences in the dividend and voting rights, which are explained in the table above, are not material.

TCP also believes that the preferred shares of TCP and the Targets are the substantial economic equivalent of a class of common stock. These preferred shares do not have the debt-like features of a fixed dividend amount, a fixed liquidation value, redemption provisions or covenants. Rather, the preferred shares participate with the common shares in the profits and losses of the company. TCP believes, therefore, that the merger is not a going private transaction because holders of preferred shares of the Targets will receive “common stock” for purposes of paragraph (g)(2) of Rule 13e-3.

TCP believes that the proposed text is useful in clarifying to investors the reasons that TCP believes the transaction should not be considered a going private transaction.

Conclusion

As explained above, TCP believes that the preferred shares of TCP and the other companies involved in the mergers are the substantial economic equivalent of a class of common stock. These preferred shares do not have the debt-like features of a fixed dividend amount, a fixed liquidation value, redemption provisions or covenants. Rather, the preferred shares

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participate with the common shares in the profits and losses of the company. In cases where the losses of a company lead to non-payment of dividends for three years, the preferred shares then share full voting rights with the common shares.

In addition, preferred shares are the primary vehicle for public investment in equity securities of TCP and the other companies involved in the mergers, as well as many other Brazilian issuers. The preferred shares of these and other Brazilian companies often trade at higher prices than the common shares of those companies because of the greater liquidity of the preferred shares.

We believe that treating these preferred shares as the substantial economic equivalent of a class of common stock places foreign private issuers from Brazil on a more level playing field with issuers from the United States and other jurisdictions in which “common stock” can vary in its terms and still fall within the exception set forth in Rule 13e-3(g)(2).

We note, for example, that the Staff has been willing to grant no-action relief in a U.S. context in which the common stock delivered in connection with a transaction had different terms from the common stock surrendered. In Standard Shares, Inc. (available August 25, 1989), unaffiliated shareholders of a subsidiary that was merging with its parent would receive one share of Class A common stock of the parent for each share of common stock of the subsidiary. The parent’s existing common stock gave the holder the right to one vote per share. The Class A common stock to be received in the merger, in contrast, allowed the holders to elect the greater of two directors and 25% of the company’s board and had 1/10 of a vote on other matters. Certain other voting rights applied in the event of a change of control or if the common stock represented less than 12 1/2% of the parent’s common equity. In spite of these differences, the Staff granted no-action relief based on the opinion of counsel that the Class A common stock constituted “common stock” for purposes of Rule 13e-3(g)(2).

In addition, in this particular transaction, the mergers are intended to bring significant advantages to holders of preferred shares precisely by providing securities that afford much deeper liquidity. Annex A sets forth, in addition to information relating to the existing common shares and preferred shares of TCP, TCO, TLE, TSD and Celular CRT, pro forma information regarding the common stock and preferred stock of TCP after giving effect to the mergers.

For these reasons, TCP believes that the preferred shares proposed to be issued by TCP in the mergers to the holders of preferred shares of the Target companies should be considered “common stock” within the meaning of paragraph (g)(2)(i), thereby satisfying the requirement of that paragraph, and that, accordingly, the exemption provided by paragraph (g)(2) of the Rule is available to TCP in the proposed transaction.

TCP also believes that the preferred shares proposed to be issued by TCP in the mergers to holders of preferred shares of TLE and TSD represent substantially the same rights as the preferred shares of those target companies, thereby satisfying the alternative requirement of paragraph (g)(2)(i) of the Rule.

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*    *    *

Please do not hesitate to contact the undersigned (212-455-2664) or John C. Ericson (212-455-3520) of this firm if you have any questions or require any further information.

Sincerely,

/s/ S. Todd Crider
S. Todd Crider

cc:	Breno Oliveira

Carlos Raimar Schoeninger

Telesp Celular Participações S.A.

Annex A

Information Regarding Common Shares and Preferred Shares

of TCP, TCO, TLE, TSD and Celular CRT

TCP

	Total Outstanding		Public Float		Average Daily Trading Volume**
			Amount	Percentage
Common	250,457,704		18,771,952	7.49%	93,914
Preferred	411,866,638		205,833,012	49.98%	2,306,129
ADS	157,063,941	*	*	*	2,075,562

TCO

	Total Outstanding		Public Float		Average Daily Trading Volume**
			Amount	Percentage
Common	44,332,722		4,171,925	9.41%	28,933
Preferred	85,735,436		57,651,258	67.24%	220,348
ADS	30,103,696	*	*	*	266,243

TLE

	Total Outstanding		Public Float		Average Daily Trading Volume**
			Amount	Percentage
Common	3,376,560		1,056,061	31.28%	8,435
Preferred	6,267,718		3,701,255	59.05%	91,976
ADS	1,433,233	*	*	*	12,943

TSD

	Total Outstanding		Public Float		Average Daily Trading Volume**
			Amount	Percentage
Common	39,916,217		3,189,525	7.99%	6,995
Preferred	51,915,007		5,050,938	9.73%	24,976
ADS	35,476,545	*	*	*	5,152

Celular CRT

	Total Outstanding		Public Float		Average Daily Trading Volume**
			Amount	Percentage
Common	14,439,063		1,361,673	9.43%	26,395
Preferred	18,202,337		8,833,821	48.53%	69,776

Expected Post-Merger TCP

	Total Outstanding	Public Float
		Amount	Percentage
Common	509,226,137	55,811,007	10.96%
Preferred	912,691,173	476,709,435	52.23%

*	Included in the amount and percentage of preferred shares.

**	Average daily trading volume in December 2005 for the common shares and preferred shares on the São Paulo Stock Exchange and for the ADSs on the New York Stock Exchange.